Silver Elephant Delivers Additional 3,150 Tonnes of Coal
to China from its Ulaan Ovoo Mine in Mongolia

Vancouver, British Columbia, April 27, 2023 - Silver Elephant Mining Corp. ("Silver Elephant" or "the Company") (TSX: ELEF, OTCQX: SILEF, Frankfurt:1P2) announces that, further to its news release dated March 21, 2023, another rail shipment totaling 3,150 tonnes of coal has departed for China from the Ulaan Ovoo mine owned and operated by Mega Thermal Coal Corp. in Mongolia.

Mega Thermal Coal Corp. is a wholly-owned subsidiary of Silver Elephant.

Further information on Mega Coal Thermal Coal Corp. can be found at www.megacoal.ca.

About Silver Elephant Mining Corp.

Silver Elephant Mining Corp. is a premier silver mining and exploration company, with its flagship Pulacayo-Paca silver project in Bolivia. It also owns 100% of Mega Thermal Coal Corp.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

John Lee
CEO

For more information about Silver Elephant, please contact Investor Relations:
+1.604.569.3661 ext. 101
info@silverelef.com / www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements and Reader Advisory

Certain statements contained in this or other news release, including, but not limited to, statements with respect to the debt settlements, the terms of the debt settlements, and the completion of the debt settlements, among other things, and statements which may contain words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "targets", or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management's expectations regarding either of Silver Elephant's future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on Silver Elephant's forward-looking statements. Silver Elephant believe that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable based on information available to it, but no assurance can be given that these expectations will prove to be correct. In addition, although Silver Elephant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Silver Elephant undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.